NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	March 31, 2011	2010	March 31, 2010	2009	2008	2007	2006
Net Earnings, before Extraordinary Item	$20,820	$72,997	$16,365	$54,810	$117,153	$154,599	$181,800

Fixed Charges:
Interest on Indebtedness	16,392	61,639	15,422	60,094	63,746	53,359	48,947
Amortization of Discount Relating to Indebtedness	1,654	6,360	1,552	6,006	5,670	2,724	860
Amortization of Interest Rate Hedges	(43)	(165)	(42)	(159)	(162)	(309)	(345)
Amortization of Deferred Charges	1,174	4,593	1,131	3,400	3,016	2,036	1,595

	19,177	72,427	18,063	69,341	72,270	57,810	51,057

Net Earnings Before Fixed Charges	$39,997	$145,424	$34,428	$124,151	$189,423	$212,409	$232,857

Divided by Fixed Charges
Fixed Charges	$19,177	$72,427	$18,063	$69,341	$72,270	$57,810	$51,057
Capitalized and Deferred Interest	322	617	53	1,243	2,014	3,718	2,278

	$19,499	$73,044	$18,116	$70,584	$74,284	$61,528	$53,335

Ratio of Net Earnings to Fixed Charges	2.05	1.99	1.90	1.76	2.55	3.45	4.37

Net Earnings Before Fixed Charges	$39,997	$145,424	$34,428	$124,151	$189,423	$212,409	$232,857
Gain on Disposition of DC Office Buildings (May 2006)	—	—	—	—	—	—	(59,496)

	$39,997	$145,424	$34,428	$124,151	$189,423	$212,409	$173,361

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Bldgs	2.05	1.99	1.90	1.76	2.55	3.45	3.25

Preferred Stock Dividends
Series A Preferred Stock	$—	$—	$—	$—	$—	$—	$4,376
Series B Convertible Preferred Stock	—	—	—	—	—	—	419
Series C Redeemable Preferred Stock	1,696	6,785	1,696	6,785	6,785	6,785	923

Total Preferred Stock Dividends	$1,696	$6,785	$1,696	$6,785	$6,785	$6,785	$5,718

Combined Fixed Charges and Preferred Stock Dividends	$21,195	$79,829	$19,812	$77,369	$81,069	$68,313	$59,053

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.89	1.82	1.74	1.60	2.34	3.11	3.94

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Bldgs	1.89	1.82	1.74	1.60	2.34	3.11	2.94